40-33


AMERICAN
EXPRESS



Christopher O. Petersen
Counsel
American Express Financial Corporation
50606 AXP Financial Center
Minneapolis, MN 55474
Phone: 612.671.4321
Fax: 612.671.3767
E-mail: christopher.o.petersen@aexp.com


05047403

811-1629


SEC MAIL
RECEIVED
PROCESSING
MAR 11 2005
WASH., D.C.
202
SECTION

March 10, 2005

AXP DIMENSIONS SERIES INC

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *American Express Financial Advisors Inc. and American Express Financial Corporation, as affiliated persons of the American Express Funds listed on Exhibit A, attached hereto ("AXP Funds")*

Dear Sir or Madam,

On behalf of American Express Financial Corporation, investment adviser, and American Express Financial Advisors Inc., distributor/underwriter, for the AXP Funds listed on Exhibit A attached hereto, please find enclosed a copy of the following Memorandum Opinion and Order, dated March 7, 2005, which is being filed with the Securities and Exchange Commission pursuant to Section 33 of the Investment Company Act of 1940:

> *Gallus, et al. v. American Express Financial Corporation and American Express Financial Advisors Inc., CV '04 1197 PHX FJM, United States District Court, District of Arizona (originally filed June 9, 2004).*

Please direct any questions or comments relating to the enclosed materials to Karen Wilson at (612) 671-3602.

PROCESSED
MAR 14 2005


THOMSON
FINANCIAL

#196844 v04

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Respectfully submitted,



Enclosures

cc: John Junek, Esq. (w/o encl.)
Les Ogg, Esq. (w/o encl.)
Colleen Curran, Esq. (w/o encl.)
Karen E. Wilson, Esq. (w/o encl.)

<u>Exhibit A</u>

Fund	Registrant	Registrant 40 Act File #
AXP New Dimensions Fund	AXP Dimensions Series, Inc.	811-1629
AXP Strategy Aggressive Fund	AXP Strategy Series, Inc.	811-3956
AXP Mutual	AXP Investment Series, Inc.	811-54
AXP Precious Metals Fund	AXP Selected Series, Inc.	811-4132
AXP Equity Select Fund	AXP Equity Series, Inc.	811-772
AXP Small Cap Advantage Fund	AXP Strategy Series, Inc.	811-3956
AXP Partners Small Cap Value Fund	AXP Partners Series, Inc.	811-10321
AXP Mid Cap Value Fund	AXP Investment Series, Inc.	811-54
AXP Small Company Index Fund	AXP Market Advantage Series, Inc.	811-5897
AXP High Yield Bond Fund	AXP High Yield Income Series, Inc.	811-3848
AXP Managed Allocation Fund	AXP Managed Series, Inc.	811-4133
AXP Blue Chip Advantage Fund	AXP Market Advantage Series, Inc.	811-5897

UNITED STATES DISTRICT COURT
DISTRICT OF MINNESOTA

John Gallus; D. Elaine Gallus; Ina Bloom; Alexandria Ione Faller (a/k/a Alexandria Ione Griffin); for use and benefit of AXP New Dimensions Fund; AXP Mutual Fund; AXP Precious Metals Fund; AXP Equity Select Fund; AXP Small Cap Advantage Fund; AXP Partners Small Cap Value Fund; AXP Mid Cap Value Fund; AXP Small Company Index Fund; AXP High Yield Bond Fund; AXP Managed Allocation Fund; and AXP Blue Chip Advantage Fund,

Plaintiffs,

v.

American Express Financial Corporation; and American Express Financial Advisors Inc.,

Defendants.

Civil No. 04-4498 (DWF/JSM)



SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH, D.C. 202 SECTION

MEMORANDUM OPINION AND ORDER

Karl L. Cambronne, Esq., Chestnut & Cambronne; Audrey B. Rauchway, Esq., Becky Ferrell-Anton, Esq., Guy M. Burns, Esq., and Jonathan S. Coleman, Esq., Johnson Pope Bokor Ruppell & Burns, LLP; Erin M. Riley, Esq., Gretchen Freeman Cappio, Esq., Lynn Lincoln Sarko, Esq., and Michael D. Woerner, Esq., Keller Rohrback; James C. Bradley, Esq., Michael J. Brickman, Esq., and Nina H. Fields, Esq., Richardson Patrick Westbrook & Brickman - Charleston, counsel for Plaintiffs.

Chanel R. Dalal, Esq., John D. Donovan, Jr., Esq., and Robert A. Skinner, Esq., Ropes & Gray LLP; Robert L. Schnell, Jr., Esq, Faegre & Benson - Minneapolis, counsel for Defendants.

Introduction

The above-entitled matter came on for hearing before the undersigned United States District Judge on February 4, 2005, pursuant to a Motion to Dismiss brought by Defendants American Express Financial Corporation ("AEFC") and American Express Financial Advisors Inc. ("AEFA") (collectively the "Defendants"). Specifically, Defendants contend that Plaintiffs' Complaint fails because it does not allege facts specific to Defendants and the American Express Funds so as to meet the pleadings standard for a claim of excessive fees and excessive distribution fees pursuant to sections 12(b) and 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C.A. §§ 80a-12(b), 80a-35(b).[1] Plaintiffs oppose Defendants' motion as to each of the counts of their Complaint. For the reasons outlined below, the Court denies Defendants' Motion to Dismiss as to Counts I, II, and III of Plaintiffs' Complaint, and grants the motion as to Count IV.[2]

Background

Plaintiffs allege that they own an unspecified number of shares of eleven mutual funds in a family of funds known as the American Express Funds. Defendants AEFC and AEFA serve as adviser and distributor of the American Express Funds. Both AEFC and AEFA are based in Minneapolis, Minnesota. Defendants provide services to the American Express Funds pursuant to agreements approved by each Fund's board of directors.

Under each of these agreements, the Funds pay certain fees for the services Defendants provide to the Funds. Each Fund pays a management fee, based on a percentage of the Fund's net

---

[1] The "American Express Funds" or "the Funds" are the AXP New Dimensions Fund, the AXP Mutual Fund, the AXP Precious Metals Fund, the AXP Equity Select Fund, the AXP Small Cap Advantage Fund, the AXP Partners Small Cap Value Fund, the AXP Mid Cap Value Fund, the AXP Small Company Index Fund, the AXP High Yield Bond Fund, the AXP Managed Allocation Fund, and the AXP Blue Chip Advantage Fund.

[2] On the eve of issuing this Order, the Court was notified of the recent decision of the United States District Court for the Northern District of California in the case of *Susan Strigliabotti, et al. v. Franklin Resources, Inc., et al.*, No. C04-00883 (SI) (N.D. Cal. March 7, 2005). While the Court reviewed the *Strigliabotti* decision, the *Strigliabotti* decision played no role in this Court's Order.

assets, for the advisory and administrative services performed by the investment manager. The fee compensates AEFC for its services as an investment adviser to the Fund. In addition, the fee covers certain administrative expenses. Plaintiffs allege that the Funds' management fees range from 0.36% to 0.91% of the Funds' assets. Each Fund also pays a distribution fee, based on a percentage of the Fund's net assets, for the costs of marketing and distributing fund shares.

Plaintiffs bring their claims on behalf of the Funds pursuant to sections 12(b) and 36(b) of the ICA, alleging that the fees charged under the Funds' management and distribution agreements are excessive. In Counts I and II of Plaintiffs' Complaint, Plaintiffs allege that the advisory fees charged by AEFC are excessive. In Count III, Plaintiffs allege that Defendants have breached their fiduciary duties under section 36(b) by collecting excessive distribution fees and by using the distribution fees as a method to obtain additional compensation for their advisory services. In Count IV, Plaintiffs allege that Defendants have failed to comply with the requirements of section 12(b).

Discussion

I. Standard of Review

In deciding a motion to dismiss, the Court must assume all facts in the Complaint to be true and construe all reasonable inferences from those facts in the light most favorable to the complainant. *See Morton v. Becker*, 793 F.2d 185, 187 (8th Cir. 1986). The Court grants a motion to dismiss only if it is clear beyond any doubt that no relief could be granted under any set of facts consistent with the allegations in the Complaint. *See id.* The Court may grant a motion to dismiss on the basis of a dispositive issue of law. *See Neitzke v. Williams*, 490 U.S. 319, 326 (1989). The Court need not resolve all questions of law in a manner which favors the complainant; rather, the Court may dismiss a claim founded upon a legal theory which is "close but ultimately unavailing." *Id.* at 327.

II. Counts I and II - Excessive Advisory Fees

Counts I and II of Plaintiffs' Complaint allege that AEFC charged excessive advisory fees in violation of their obligations under section 36(b) of the ICA. Section 36(b) of the ICA imposes a fiduciary duty on mutual fund investment advisers in connection with their receipt of fees from the funds they manage. *See* 15 U.S.C. § 80a-35(b). The statute also provides that the funds' shareholders have a right to bring a derivative action against the adviser for alleged breaches of that fiduciary duty in connection with the receipt of compensation. *See id.*

The seminal case on section 36(b) is *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir. 1982). In *Gartenberg*, the Second Circuit held that in order to violate section 36(b) an "advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.* at 928. To make this determination, a court must consider all pertinent facts, including: (1) the nature and quality of the services provided by the adviser to the shareholders; (2) the profitability of the mutual fund to the adviser; (3) "fall-out" benefits;[3] (4) the economies of scale realized by the adviser; (5) comparative fee structures with similar funds; and (5) the independence and conscientiousness of the independent trustees. *See id.* at 928-31. The Court will consider the

[3] "Fall-out" benefits are those benefits other than the advisory fees that flow to the advisor or its affiliates as a result of the adviser's relationship with the fund. *See Levy v. Alliance Capital Mgmt. L.P.*, No. 97 Civ. 4672 (DC), 1998 WL 744005 (S.D. N.Y. Oct. 26, 1998).

arguments presented by the parties with regard to the *Gartenberg* factors and then make a determination as to the sufficiency of Plaintiff's claims.[4]

A. Nature and Quality of the Services

Plaintiffs assert that "the nature of the services Defendants rendered to the Funds has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues." (Compl. at ¶ 42.) In response, AEFC does not directly attack Plaintiffs' assertion, but instead states that the services it provides to the Funds have changed over the years.

B. Profitability of the Mutual Fund to the Advisor

Plaintiffs assert that AEFC's incremental costs for providing advisory services are "nominal," whereas, the additional fees received by AEFC are "hugely disproportionate" given that the services rendered "remain the same." (Compl. at ¶ 47.) Plaintiffs further allege that AEFC employs "inaccurate accounting practices" to obfuscate its profitability. (*Id.* at ¶ 46.) However, AEFC asserts that the Complaint does not state how or why revenues and costs have been misreported. AEFC also challenges Plaintiffs' allegation that it has been inaccurate in any of its accounting practices.

C. "Fall-Out" Benefits

Plaintiffs assert that AEFC engages in a number of business practices that result in "fall-out" benefits for AEFC, including: soft-dollar arrangements, "kickbacks," and securities lending

---

[4] The parties agree that the *Gartenberg* case should guide this Court's analysis of the section 36(b) claims. This Court can find no prior adoption of the *Gartenberg* standard, nor any other standard, for the analysis of these claims by the Eighth Circuit. Nonetheless, this Court has determined that it will apply the *Gartenberg* test to Plaintiffs' claims because it appears to be the test most likely to be used by the Eighth Circuit were it required to adopt such a test.

arrangements. (Compl. at ¶¶ 58-60.) Plaintiffs also contend that AEFC uses advisory fees collected from the Funds' shareholders to perform market research. Plaintiffs concede that this research benefits the Funds; however, Plaintiffs assert that AEFC then sells this research to other clients for its own benefit. (*See id.* at ¶ 61.)

Defendants contend that Plaintiffs have not made any specific factual assertions in support of these allegations. Specifically, Defendants assert that Plaintiffs would have made it clear to the Court and the public if they had any actual evidence of AEFC receiving "kickbacks" from third-party entities.

D. Economies of Scale

Plaintiffs allege that the Fund shareholders have failed to benefit from the economies of scale created by the Funds' growth. (*See* Compl. at ¶ 52.) Specifically, Plaintiffs allege that the New Dimensions fund's assets increased from $770 million in 1990 to $16.3 billion in 2004. (*See id.*) However, Plaintiffs contend that the fees as a percentage of assets for class A shares increased during that same period from 82 to 108 basis points. (*See id.*) Plaintiffs assert that AEFC's failure to reduce fees in the face of the dramatic increase in the Funds' assets indicates that the benefits generated by the economies of scale have not been passed along to the Funds' shareholders.

AEFC, on the other hand, notes that it employs a system of "break points" that pass along the benefits generated by economies of scale to the Funds' shareholders. "Break points" are set asset levels that when reached by the Fund result in a decrease in the percentage fee charged to the Fund for advisory services. AEFC asserts that the use of "break points" keeps advisory fees in line with the services AEFC actually renders to the Funds.

E. Comparative Fee Structures with Similar Funds

Plaintiffs assert that AEFC provides the Funds with "identical" services to those provided to AEFC's other clients. (Compl. at ¶ 7.) However, Plaintiffs contend that AEFC "offer[s] their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds." (*Id.* at ¶ 56.)

AEFC disputes that the services that it offers to its institutional clients are similar in breadth to those offered to the Funds. In support of this assertion, AEFC cites *Strougo v. BEA Assocs.,* 188 F. Supp. 2d 373 (S.D. N.Y. 2002), in which a New York district court held that fee comparisons must be between mutual fund clients, not between non-mutual fund institutional clients. *See id.* at 384.

F. Independence and Conscientiousness of the Independent Trustees

Plaintiffs allege that AEFC provided "virtually no information to the directors" regarding: (1) the advisory fees charged to pension and other institutional clients; and (2) the economies of scale being generated or the "fall-out" benefits AEFC was receiving. (Compl. at ¶ 67.) Plaintiffs also allege that "the directors rarely, if ever, question any information or recommendations provided by Defendants." (*Id.*)

AEFC challenges each of Plaintiffs' assertions. AEFC points out that Plaintiffs do not plead any basis for their assertions that AEFC misled the board of directors. AEFC also points to the fact that the Complaint does not state what information the directors were not made aware of or failed to ask.

Based on a review of the Complaint and the parties' memoranda, the Court finds that the factual assertions presented in Plaintiffs' Complaint survive Defendants' Motion to Dismiss by only the narrowest of margins. While the Court finds compelling Plaintiffs' allegations regarding the profitability of the Funds, the economies of scale generated by the Funds, and the "fall-out" benefits obtained by AEFC, the Court questions the basis and veracity of other statements made within the Complaint. Specifically, the Court questions whether Plaintiffs have even a good faith basis for their allegations that: (1) AEFC employs "inaccurate accounting practices"; (2) AEFC accepts "kickbacks" from third parties; and (3) AEFC provided "virtually no information to the directors" of the Funds.

In order to allay the Court's concerns regarding the basis and veracity of these allegations, along with the many other allegations in the Complaint that were plead upon information and belief, the Court is limiting Plaintiffs' ability to engage in discovery at this time. Magistrate Judge Janie S. Mayeron will determine the parameters of this limited form of discovery with the assistance of the parties. The circumscription by the Court of the scope of discovery is designed to create a staged discovery process, given the Court's view of the complaint. If AEFC wishes to file a request for leave to file a motion for reconsideration after the initial discovery has been completed, the Court will consider its request in light of this Order and the record as developed during discovery.

III. Count III - Excessive Distribution Fees

Count III of Plaintiffs' Complaint alleges that AEFA charged excessive section 12(b) distribution fees in violation of their obligations under section 36(b) of the ICA. As with their excessive advisory fees claim, Plaintiffs must plead facts establishing that the fee "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg,* 694 F.2d at 928.

The Court has considerable concerns about Count III of Plaintiffs' Complaint because the Court is unable to determine if Plaintiffs are attacking only the Funds' distribution fee rate or if Plaintiffs are attacking the ability of the mutual fund industry to charge existing shareholders these fees *in toto.* The Court is cognizant of the fact that the idea of using existing fund assets to sell new funds has been controversial. Neither this Court nor any other court is the appropriate forum for that discussion. Instead, that issue is appropriately left to the legislative branch. As mentioned, Plaintiffs' allegations can be read in such a way as to challenge only the distribution fees charged by the Funds. The Court will consider the allegations as such for the purposes of this motion.

Plaintiffs assert in their Complaint that the distribution fees paid by the Funds' shareholders are excessive and that the only purpose of these fees is to generate additional advisory fees for AEFC. (*See* Compl. at ¶ 27.) Specifically, Plaintiffs allege that in 2003, the Funds' shareholders paid approximately $113 million in distribution fees. (*See id.*) Plaintiffs allege that they have received absolutely no benefit from the payment of these fees. (*See id.* at ¶ 11.) Instead, Plaintiffs contend that the services provided in exchange for these fees have only served to benefit the Defendants. (*See id.* at ¶¶ 23, 25.)

Defendants assert that Plaintiffs have failed to provide a sufficient factual basis in their Complaint to support their excessive distribution fee claim, but also make several other arguments regarding this claim. First, Defendants challenge Plaintiffs' assertion that engaging in "directed brokerage" arrangements had any effect on the distribution fees. Second, Defendants contend that section 12(b) does not require that economies of scale be reached. Defendants further contend that no direct relationship exists between distribution fees and advisory fees. Third, Defendants point out that the National Association of Securities Dealers has established a maximum fee for its members of .75% per year of a fund's assets. Defendants claim that the distribution fee for each of the Funds is set at .25% of the Funds' assets.

The Court finds, as it did with regard to Counts I and II of Plaintiffs' Complaint, that the allegations contained in Count III are sufficient to survive Defendants' Motion to Dismiss. However, the Court again finds that Plaintiffs should be granted only a limited form of discovery at this time. This discovery should be focused on the distribution fees actually paid by the Funds in this case. Plaintiffs are reminded that the Court will not hesitate to dismiss this count if it becomes clear that Plaintiffs are attempting to use this Court to challenge the basic nature of the distribution fee system.

IV. Count IV - Unlawful Distribution Plan

In Count IV of the Complaint, Plaintiffs contend that the directors failed to obtain adequate information about the distribution fees when determining the rate for the distribution fees. Under section 12(b), investment company directors are held to the fiduciary standards of § 36 when they consider whether to implement or continue a distribution plan. *See Krinsk v. Fund Asset Mgmt., Inc.,* 654 F. Supp. 1227, 1234 n.6 (S.D.N.Y. 1987).

The question of whether there exists a private right of action pursuant to a statute is "basically a matter of statutory construction." *Transamerica Mortgage Advisors, Inc. v. Lewis,* 444 U.S. 11, 15 (1979). Recent Supreme Court decisions have eschewed the creation of private rights of action under the securities laws. *See Krinsk,* 654 F. Supp. at 1232 (citing *Transamerica* and *Touche Ross & Co. v. Redington,* 442 U.S. 560 (1979)). However, these decisions have not eliminated private rights that have been previously established. *See id.*

Defendants assert that no private right of action exists under section 12(b), and that no court has found an implied right of action under this section. Plaintiffs, on the other hand, contend that if this Court engages in the traditional statutory construction analysis it will determine that an implied right of action exists.

After reviewing the applicable case law and Plaintiffs' Complaint, the Court finds that Defendants are entitled to the dismissal of Count IV of Plaintiffs' Complaint. The Court finds it telling that no federal court has found an implied right of action under section 12(b). Further, Counts III and IV of the Complaint are virtually identical. Plaintiffs attempt to distinguish these claims, but the Court finds that Plaintiffs have an adequate remedy for their claim under section 36(b). Accordingly, the Court dismisses Count IV of Plaintiffs' Complaint.

For the reasons stated, **IT IS HEREBY ORDERED:**

1. Defendants American Express Financial Corporation's and American Express Financial Advisors Inc.'s Motion to Dismiss (Doc. No. 29) is **GRANTED IN PART** and **DENIED IN PART**, as follows:

    a. Defendants American Express Financial Corporation's and American Express Financial Advisors Inc.'s Motion to Dismiss (Doc. No. 29) is **DENIED** as to Counts I, II, and III of Plaintiffs' Complaint.

b. Defendants American Express Financial Corporation's and American Express Financial Advisors Inc.'s Motion to Dismiss (Doc. No. 29) is **GRANTED** as to Count IV of Plaintiffs' Complaint.

Dated: March 7, 2005

s/Donovan W. Frank
DONOVAN W. FRANK
Judge of United States District Court


AMERICAN
EXPRESS

Christopher O. Petersen
Counsel
American Express Financial Corporation
50606 AXP Financial Center
Minneapolis, MN 55474
Phone: 612.671.4321
Fax: 612.671.3767
E-mail: christopher.o.petersen@aexp.com

March 10, 2005

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *American Express Financial Advisors Inc. and American Express Financial Corporation, as affiliated persons of the American Express Funds listed on Exhibit A, attached hereto ("AXP Funds")*

Dear Sir or Madam,

On behalf of American Express Financial Corporation, investment adviser, and American Express Financial Advisors Inc., distributor/underwriter, for the AXP Funds listed on Exhibit A attached hereto, please find enclosed a copy of the following Memorandum Opinion and Order, dated March 7, 2005, which is being filed with the Securities and Exchange Commission pursuant to Section 33 of the Investment Company Act of 1940:

> *Gallus, et al. v. American Express Financial Corporation and American Express Financial Advisors Inc., CV '04 1197 PHX FJM, United States District Court, District of Arizona (originally filed June 9, 2004).*

Please direct any questions or comments relating to the enclosed materials to Karen Wilson at (612) 671-3602.


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2005
WASH, D.C.
202
SECTION

#196844 v04

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Respectfully submitted,



Enclosures

cc: John Junek, Esq. (w/o encl.)
Les Ogg, Esq. (w/o encl.)
Colleen Curran, Esq. (w/o encl.)
Karen E. Wilson, Esq. (w/o encl.)

Exhibit A

Fund	Registrant	Registrant 40 Act File #
AXP New Dimensions Fund	AXP Dimensions Series, Inc.	811-1629
AXP Strategy Aggressive Fund	AXP Strategy Series, Inc.	811-3956
AXP Mutual	AXP Investment Series, Inc.	811-54
AXP Precious Metals Fund	AXP Selected Series, Inc.	811-4132
AXP Equity Select Fund	AXP Equity Series, Inc.	811-772
AXP Small Cap Advantage Fund	AXP Strategy Series, Inc.	811-3956
AXP Partners Small Cap Value Fund	AXP Partners Series, Inc.	811-10321
AXP Mid Cap Value Fund	AXP Investment Series, Inc.	811-54
AXP Small Company Index Fund	AXP Market Advantage Series, Inc.	811-5897
AXP High Yield Bond Fund	AXP High Yield Income Series, Inc.	811-3848
AXP Managed Allocation Fund	AXP Managed Series, Inc.	811-4133
AXP Blue Chip Advantage Fund	AXP Market Advantage Series, Inc.	811-5897